Young Kobras

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	279,223.97
Amazon sales	65,288.06
Bubble	13.12
Faire	15,102.55
Mable	1,027.99
Online sales	154,601.09
Pod Sales	60,057.97
Total Sales	**575,314.75**
Total Income	**$575,314.75**
Cost of Goods Sold	
Boxes	10,182.58
Cost of Goods Sold	881.65
Equipment	502.84
Ingredients	129,897.85
Packaging	113,496.85
Total Cost of Goods Sold	**$254,961.77**
GROSS PROFIT	**$320,352.98**
Expenses	
Advertising & Marketing	11,744.13
Bank Charges & Fees	102.88
Car & Truck	3,440.74
Contractors	583.95
Insurance	9,100.00
Job Supplies	3,053.80
Legal & Professional Services	6,883.69
Organic Certification	1,320.00
Total Legal & Professional Services	**8,203.69**
Meals & Entertainment	45.50
Merchandising / Brokerage	18,097.50
Office Supplies & Software	2,745.11
Payroll	
Payroll Taxes	9,273.54
Wages	100,132.14
Total Payroll	**109,405.68**
QuickBooks Payments Fees	426.27
Rent & Lease	55,684.67
Repairs & Maintenance	1,506.27
Shipping	123,530.71
Taxes & Licenses	3,042.67

Young Kobras

Profit and Loss

January - December 2021

	TOTAL
Travel	118.08
Utilities	7,437.41
Total Expenses	**$358,269.06**
NET OPERATING INCOME	**$ -37,916.08**
Other Expenses	
Guaranteed payments - Geoff	23,700.00
Guaranteed Payments - Juliana	2,000.00
Total Other Expenses	**$25,700.00**
NET OTHER INCOME	**$ -25,700.00**
NET INCOME	**$ -63,616.08**

Young Kobras

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Parent Bank Account	0.00
Azlo Checking	0.00
Novo Checking	59,895.45
Total Parent Bank Account	**59,895.45**
Total Bank Accounts	**$59,895.45**
Accounts Receivable	
Accounts Receivable (A/R)	27,563.00
Total Accounts Receivable	**$27,563.00**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	9,269.50
Total Other Current Assets	**$9,269.50**
Total Current Assets	**$96,727.95**
TOTAL ASSETS	**$96,727.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Parent Credit Card Account	972.47
Juliana's Credit Card	48,165.47
Total Parent Credit Card Account	**49,137.94**
Total Credit Cards	**$49,137.94**
Other Current Liabilities	
Unassigned Tax Agency for Apps Payable	1,135.20
Total Other Current Liabilities	**$1,135.20**
Total Current Liabilities	**$50,273.14**
Long-Term Liabilities	
Loan	90,000.00
Total Long-Term Liabilities	**$90,000.00**
Total Liabilities	**$140,273.14**
Equity	
Geoff Kober Equity	-23,400.00
Partner Distributions- Geoff Kober	-9,000.00
Total Geoff Kober Equity	**-32,400.00**

Young Kobras

Balance Sheet
As of December 31, 2021

	TOTAL
Juliana L. Equity	
Juliana Investment	35,370.07
Partner Distributions Juliana Lopker	-9,000.00
Total Juliana L. Equity	**26,370.07**
Opening Balance Equity	-36,437.97
Owner's Investment	0.00
Owner's Pay & Personal Expenses	523.36
Retained Earnings	62,015.43
Net Income	-63,616.08
Total Equity	**$ -43,545.19**
TOTAL LIABILITIES AND EQUITY	**$96,727.95**

Young Kobras

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-63,616.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3,030.50
Uncategorized Asset	-141.06
Parent Credit Card Account:Juliana's Credit Card	28,775.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**25,603.70**
Net cash provided by operating activities	**$ -38,012.38**
FINANCING ACTIVITIES	
Loan	90,000.00
Geoff Kober Equity:Partner Distributions- Geoff Kober	-9,000.00
Juliana L. Equity:Partner Distributions Juliana Lopker	-9,000.00
Opening Balance Equity	43.04
Net cash provided by financing activities	**$72,043.04**
NET CASH INCREASE FOR PERIOD	**$34,030.66**
Cash at beginning of period	35,134.29
CASH AT END OF PERIOD	**$69,164.95**